HARBORTOUCH PAYMENTS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

MSPC

Certified Public Accountants and Advisors, P.C.

An independent firm associated with Moore Stephens International Limited

MOORE STEPHENS

HARBORTOUCH PAYMENTS, LLC

Index to Consolidated Financial Statements

MSPC
Certified Public
Accountants and Advisors, P.C.

An independent firm associated with
MOORE STEPHENS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Harbortouch Payments, LLC
Allentown, Pennsylvania

We have audited the accompanying consolidated financial statements of Harbortouch Payments, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbortouch Payments, LLC and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, management has elected to change its method of accounting for goodwill acquired in a business combination in 2014. Our opinion is not modified with respect to that matter.

MS PC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

Cranford, New Jersey
April 14, 2016

HARBORTOUCH PAYMENTS, LLC

Consolidated Balance Sheet as of December 31, 2015

Assets:	
Current Assets:	
Cash	$ 669,043
Accounts Receivable	24,718,714
Loans Receivable:	
Employee and Agent Loans Receivable	166,320
Related Party	2,676
Prepaid Expenses	515,865
Total Current Assets	26,072,618
Leasehold Improvements, Software and Equipment - Net	2,680,791
Intangible Assets - Net	166,317,573
Other Assets:	
Deposits:	
Lease Security	55,978
Processing Agent	611,369
Promotional Equipment Not in Service	3,339,314
Employee and Agent Loans Receivable	463,677
Goodwill	221,014,787
Total Assets	$420,556,107
Liabilities and Members' Equity:	
Current Liabilities:	
Accounts Payable	$ 20,789,333
Current Portion of Long-Term Debt	6,444,511
Deferred Revenue	2,713,739
Accrued Expenses	5,345,842
Contingent Liability	1,783,793
Total Current Liabilities	37,077,218
Long-Term Debt - Net of Current Portion	308,007,957
Deferred Revenue	5,752,977
Accrued Paid-in-Kind Interest	6,064,766
Cumulative Preferred Distributions	13,714,759
Members' Equity	49,938,430
Total Liabilities and Members' Equity	$420,556,107

See Accompanying Notes to Consolidated Financial Statements.

HARBORTOUCH PAYMENTS, LLC

Consolidated Statement of Operations for the Year Ended December 31, 2015

Gross Revenues	$297,125,440
Cost of Services	214,072,174
Selling, General and Administrative Expenses	79,493,393
Earnings from Operations	3,559,873
Other Income (Expense):	
Interest Expense	(32,714,151)
Gain on the Disposal of Assets	2,747
Other Income	2,685,351
Interest Income	49,818
Total Other (Expense)	(29,976,235)
Net Loss	$ (26,416,362)

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Members' Equity for the Year Ended December 31, 2015

	Members' Equity
Balance - January 1, 2015 - As Previously Stated	$ 73,088,878
Accounting Change (See Note 1)	16,576,066
Balance - January 1, 2015 - As Restated	89,664,944
Preferred Distributions	(13,310,152)
Net Loss	(26,416,362)
Balance - December 31, 2015	$ 49,938,430

See Accompanying Notes to Consolidated Financial Statements.

HARBORTOUCH PAYMENTS, LLC

Consolidated Statement of Cash Flows for the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 126,777,050
Cash Paid to Suppliers and Employees	(86,006,559)
Interest Paid	(23,655,670)
Interest Received	49,818
Net Cash Provided from Operating Activities	17,164,639
Cash Flows from Investing Activities:	
Acquisition of Leasehold Improvements, Software and Equipment	(960,471)
Proceeds from the Disposal of Assets	3,400
Acquisition of Deferred Origination Costs	(9,879,253)
Acquisition of Merchant Portfolios	(1,155,918)
Increase in Employee and Agent Loans Receivable	(111,694)
Decrease in Accounts Payable Related Party	(58,838)
Increase in Related Party Loans Receivable	(150)
Net Cash Used in Investing Activities	(12,162,924)
Cash Flows from Financing Activities:	
Repayment of Debt	(6,396,037)
Distributions to Members	(4,050,443)
Net Cash Used in Financing Activities	(10,446,480)
Net Decrease in Cash	(5,444,765)
Cash - January 1, 2015	6,113,808
Cash - December 31, 2015	$ 669,043
Schedule of Noncash Investing and Financing Activities:	
Merchant Portfolios Purchases with Contingent Liability	$ 220,940
Acquisition of Equipment with Capital Lease Payable	$ 91,665

See Accompanying Notes to Consolidated Financial Statements.

(1) Nature of Business and Significant Accounting Policies

Nature of Business - Harbortouch Payments, LLC (the "Company") provides point-of sale solutions and card-based payment processing services to business merchants located throughout the United States. The Company's facilities are located in Allentown, Pennsylvania and Morrisville, North Carolina.

Principles of Consolidation - The consolidated financial statements presented herein include the financial statements of Harbortouch Payments, LLC and its wholly owned subsidiaries, MSI Merchant Services Holding, LLC and Harbortouch Financial, LLC. All material intercompany balances and transactions have been eliminated in consolidation.

Cash - The Company maintains its cash with high credit quality financial institutions. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. At December 31, 2015, approximately $1,500,000 of cash was held at banks in excess of the FDIC insurance limits. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2015.

Accounts Receivable - Accounts receivable are primarily comprised of amounts due from the Company's processors from revenues earned, net of related interchange and processing fees. The receivables are typically received within 15 to 20 days following the end of each month. Accounts receivable are stated at the invoice amount. The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts that reflects management's best estimate of accounts that will not be collected. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Past due balances and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2015, there was no allowance recorded.

Employee and Agent Loans Receivable - The Company periodically advances money to agents and employees. The advances at December 31, 2015 amounted to $629,997. The advances are classified based on their repayment terms and are deemed fully collectible. As of December 31, 2015 there was $166,320 classified as short-term and $463,677 classified at long-term.

Leasehold Improvements, Software and Equipment - Leasehold improvements, software and equipment are recorded at cost. The Company's policy is to depreciate all leasehold improvements and equipment using the straight-line depreciation method over the estimated useful lives of the assets. Useful lives range from three to fifteen years.

Promotional Equipment Not in Service - Promotional equipment not in service represents credit and debit card terminals, point-of-sale systems and electronic cash registers on hand. These items are deployed to merchants under the Company's free equipment program to merchants as new merchant contracts are signed. When deployed into service, this equipment is capitalized as a component of deferred origination costs.

Change in Accounting Principle - In April 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03, simplifying the presentation of debt issuance costs. The Company has implemented this for the year ended December 31, 2015. As a result of this change in accounting principle, all loan origination costs have been reclassified to long-term debt as a contra-liability. Amortization of loan origination costs is still occurring over the life of the related debt. All amortization expense on the loan origination costs has been included in interest expense for the year ended December 31, 2015.

(1) Nature of Business and Significant Accounting Policies (Continued)

Goodwill - As the result of an asset purchase agreement effective March 31, 2014, the Company obtained a variety of tangible and intangible assets, with the excess of purchase price over identifiable assets acquired recorded as goodwill. Generally accepted accounting principles require that goodwill be subject to impairment tests at least annually. Intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when the fair value or the estimated future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset.

Prior to January 1, 2015, the Company followed ASU No. 2014-02 - Intangibles - Goodwill and Other which allows private companies to elect to amortize goodwill over a 10 year period. Effective January 1, 2015, the Company has decided to report using the standards of the Securities and Exchange Commission ("SEC") which led to a revision of the elections to adopt amortization for goodwill. The effect of the change was recorded retrospectively and resulted in an increase to member's equity and goodwill of $16,576,066.

Intangible Assets - The costs of intangible assets is being amortized on a straight-line basis over their estimated initial useful lives which range from 2 years to 17.5 years.

Financial Instruments - In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Impairment of Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, in relation to the respective projected future undiscounted cash flows, to assess recoverability. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The difference between the carrying amount of the long-lived assets being evaluated and the fair value, calculated as the sum of the expected cash flows discounted at a market rate, represents the impairment loss. No impairments were noted for the year ended December 31, 2015.

Reserve for Losses on Merchant Accounts - Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with either merchandise quality of merchant services, non-delivery of goods or non-performance of services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction is "charged back" to the merchant, which means the disputed amount is refunded to the customer through the merchant's acquiring bank and charged to the merchant. If the merchant has inadequate funds, the Company or under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction.

The Company maintains deposits from certain merchants as an offset to potential contingent liabilities that are the responsibility of such merchants. The total amount of merchant deposits included in accrued expenses as of December 31, 2015 is $-0-. In addition, the Company's sponsorship banks hold merchant funds that are available to meet merchant chargeback liabilities if the merchant has inadequate funds to meet the obligation. Total merchant funds held at the Company's sponsorship banks totaled approximately $4,350,000 as of December 31, 2015. The Company records a reserve for potential chargeback losses. At December 31, 2015, the reserve for losses on merchant accounts included in accrued expenses totaled $87,513. The Company's transaction processors require the Company to maintain deposits. At December 31, 2015, the total amount of the Company's funds held at transaction processors and included in other assets was $611,369.

(1) Nature of Business and Significant Accounting Policies (Continued)

Revenue Recognition and Deferred Revenue - Company revenues are generated from recurring point-of-sale service fees to merchants, as well as fees for card-based payment processing services. Point-of-sale fees are based on the type and quantity of equipment deployed to the merchant, while card-based fees are based on a percentage of sales and the number of transactions processed each month. The Company reports revenues at the time of sale on a gross basis equal to the full amount of the fees charged to the merchant. Revenue is also derived from miscellaneous service fees, including monthly minimum, statement fees, annual fees and other miscellaneous services.

Annual and other fees that relate to multiple months are deferred and recognized as revenue over the respective period the fee covers which is one year or less.

The Company follows the requirements of FASB Accounting Standards Codification ("ASC") 605-45-45, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining revenue reporting. Generally, where the Company has credit risk and ultimate responsibility for the merchant, revenues are reported at the time of sale on a gross basis equal to the full amount of the discount charged to the merchant. This amount includes interchange paid to card issuing banks and assessments paid to credit card companies pursuant to which such parties receive payments based primarily on processing volume for particular groups of merchants. Interchange fees are set by Visa and MasterCard and are based on transaction processing volume and are recognized at the time transactions are processed.

Income Taxes - The Company is organized as a limited liability company in accordance with Delaware law. A limited liability company is not subject to tax in accordance with partnership tax rules. Therefore, there is no provision for income taxes for this entity since income is taxed on the individual member level.

The Company evaluates uncertain tax positions in accordance with generally accepted accounting principles. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2012-2015.

Advertising Costs - The Company expenses advertising costs as incurred. For the year ended December 31, 2015 advertising costs totaled $1,578,635.

Concentrations - The majority of the Company's merchant processing activity has been processed by two vendors. The Company believes that these vendors maintain appropriate backup systems and alternative arrangements to avoid a significant disruption of the processing in the event of an unforeseen event.

A majority of the Company's revenue is derived from processing Visa and MasterCard bank card transactions. Because the Company is not a "member bank" as defined by Visa and MasterCard, in order to process these bank card transactions the Company has entered into a sponsorship agreement with a bank. The agreement with the bank sponsor requires, among other things, that the Company abide by the by-laws and regulations of the Visa and MasterCard companies. If the Company breaches the sponsorship agreements, the bank sponsor may terminate the agreement and, under the terms of the agreement, the Company would have 180 days to identify an alternative bank sponsor. The Company is dependent on its bank sponsor, Visa and MasterCard for notification of any compliance breaches.

(1) Nature of Business and Significant Accounting Policies (Continued)

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Leasehold Improvements, Software and Equipment

The principal categories of leasehold improvements, software and equipment may be summarized as follows:

	Life	Amount
Leasehold Improvements	5	$ 872,816
Office Equipment	5	395,963
Capital Lease Office Equipment	5	384,804
Vehicles	5	53,279
Software	3-5	1,461,802
Office Furniture and Fixtures	5	534,042
Total Cost		3,702,706
Less Accumulated Depreciation		1,021,915
Undepreciated Cost		$ 2,680,791

Depreciation expense for the year ended December 31, 2015 amounted to $666,274.

(3) Intangible Assets and Contingent Liability

Intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Initial Amortization Life
Merchant Relationships	$ 101,370,000	$ 29,566,250	$ 71,803,750	72 Months
Developed Technology	70,230,000	12,290,250	57,939,750	120 Months
Trademarks & Tradenames	18,930,000	6,625,500	12,304,500	60 Months
Non-Compete Agreements	3,080,000	2,695,000	385,000	24 Months
In Process Research and Development	920,000	161,000	759,000	120 Months
Leasehold Interest	160,000	16,100	143,900	210 Months
Merchant Portfolios	16,295,160	5,772,232	10,522,928	36-60 Months
Deferred Origination Costs	23,979,232	11,520,487	12,458,745	36-60 Months
Totals	$ 234,964,392	$ 68,646,819	$ 166,317,573	

(3) Intangible Assets and Contingent Liability (Continued)

As of December 31, 2015, estimated amortization expense for intangible assets for each of the five succeeding years and thereafter is as follows:

Year ending December 31,	
2016	$ 36,913,965
2017	35,671,099
2018	31,876,199
2019	26,644,856
2020	11,989,520
Thereafter	23,221,934
Total	$ 166,317,573

Amortization expense for intangible assets totaled $40,802,743 for the year ended December 31, 2015. Estimated future amortization expense is based on intangible amounts recorded as of December 31, 2015. Actual amounts will increase if additional amortizable assets are acquired.

The Company has $1,783,793 in contingent liability in relation to purchases of merchant portfolios. Payments of these contingent obligations depend on attrition rates and other financial metrics within the respective merchant portfolios.

The Company has the following activity in contingent liability for the year ending December 31, 2015:

Balance - January 1, 2015	$ 3,046,743
Additions from Purchases of Merchant Portfolios	220,940
Accrued Interest	226,726
Payments Made on Contingent Liability	(1,609,590)
Reductions Due to Contingent Payment Criteria not met	(101,026)
Balance - December 31, 2015	$ 1,783,793

(4) Deferred Revenue

The Company charges merchants annual and PCI fees (to store data in accordance with payment card industry data security standards). These fees relate to a period of up to one year. The Company recognizes revenue in advance over the period to which they pertain. As of December 31, 2015, the Company had a total of $1,502,586 in deferred revenue relating to annual and PCI fees. The Company recognized a total of approximately $3,040,000 in revenue from annual and PCI fees for the year ending December 31, 2015.

As of December 31, 2015, estimated minimum annual and PCI fees to be recognized for the next year are $1,502,586.

The Company received a signing bonus as an inducement to enter into a processing agreement. The Company has deferred this revenue and recognizes it over the period of the processing agreement which is seven years. As of December 31, 2015, the Company had a total of $6,964,130 in deferred revenue relating to deferred signing bonus. A total of $1,211,153 in revenue was recognized for signing bonus and damages income for the year ended December 31, 2015, which is included in other income.

(4) Deferred Revenue (Continued)

As of December 31, 2015, estimated signing bonus revenue to be recognized for each of the five succeeding years and thereafter is as follows:

Year ending December 31,		
2016	$	1,211,153
2017		1,211,153
2018		1,211,153
2019		1,211,153
2020		1,211,153
Thereafter		908,365
Total	$	6,964,130

(5) Long-Term Debt

Note payable to finance company, quarterly excess cash flow principal payments based on set formula, monthly interest only payments with interest at the greater of 9% or the applicable term loan margin plus the greater of LIBOR or 2% (9% as of December 31, 2015), due September 2017, secured by all assets of the Company and guaranteed by Rook Holdings, Inc. (a member of the Company).	$ 128,586,222
Convertible debt to finance company, interest only at the greater of 5.5% or the applicable term loan margin plus the greater of LIBOR or 4% (5.5% as of December 31, 2015) plus 5.5% accrued paid in kind, convertible into 535 units of class A equity, due March 2018, secured by all assets of the Company and guaranteed by Rook Holdings, Inc. (a member of the Company).	144,878,281
Note payable to finance company, monthly excess cash flow principal payments based on set formula, monthly interest only payments with interest at the greater of 13% or the applicable term loan margin plus the greater of LIBOR or 4% (13% as of December 31, 2015), due September 2018, secured by all assets of the Company and guaranteed by Rook Holdings, Inc. (a member of the Company).	20,688,344
Subordinated seller note payable to former owners of MSI Merchant Services Holdings, LLC and MSND Financials, LLC, interest accrues at 4.85% (face of note at 7%) and compounds semiannually, due March 2018, secured by all assets of the Company, subject to a portfolio profit calculation and potential reductions due to penalty for non-performance.	22,160,348
Capital lease payable to financial institution, monthly payments of $3,677 and $7,671, including interest at 3.9% and 3.6%, due November 2017, secured by phone system with a net book value of $322,492.	236,091
Total	316,549,286
Less Current Portion of Long-Term Debt	6,444,511
Total Debt Principal Reflected as Long-Term	310,104,775
Less Unamortized Loan Origination Costs	2,096,818
Total Debt Reflected As Long-Term	$ 308,007,957

(5) Long-Term Debt (Continued)

The amounts of long-term debt come due as follows:

2016	$ 6,444,511
2017	6,418,932
2018	129,482,982
2019	174,202,861
Thereafter	--
Total	$ 316,549,286

Interest expense for the year ended December 31, 2015 amounted to $32,602,696 of which $628,909 was related to the amortization of loan origination costs.

The Company has agreed to certain loan covenants, including the maintenance of certain financial ratios and restrictions on the level of distributions. All covenants have been met at December 31, 2015.

During the year ended December 31, 2015, the Company reduced the subordinated seller note payable by approximately $1,930,000 due to breaches in the seller representations and warranties and due to a contractual portfolio profit calculation. A total of approximately $1,300,000 in included in other income related to this reduction.

As of December 31, 2015, the Company had a total of $6,064,766 in accrued paid-in-kind interest under the convertible debt payable to a finance company.

(6) Employee Benefit Plan

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code covering full-time employees who meet minimum age and service requirements. The provisions of the plan include a corporate discretionary profit-sharing contribution to the plan. There were no discretionary profit-sharing contributions to the plan for the year ended December 31, 2015.

(7) Operating Leases

The Company leases its facilities under noncancellable agreements which expire at various dates through December 2018 and require monthly lease payments of $63,090 plus the payment of repairs, maintenance, taxes and insurance.

In addition, the Company rents additional warehouse space under month-to-month lease agreements and rents a corporate jet from a related party.

(7) Operating Leases (Continued)

The following are the future minimum rental payments required under the operating leases as of December 31, 2015:

Year ending December 31,		
2016	$	764,932
2017		561,770
2018		340,990
Thereafter		--
Total Future Minimum Payments Required	$	1,667,692

Total rental expense for the year ended December 31, 2015 amounted to $1,109,645

(8) Related Party Transactions

The Company leases an airplane on a month-to-month basis from a shareholder of the Company. Total expense for this lease amounted to $360,000 for the year ended December 31, 2015.

The Company pays management fees to its shareholders. A total expense for management fees to related parties amounted to $950,000 for the year ended December 31, 2015.

The Company has a loan receivable from two related parties, related through common control. The loans are unsecured and have no repayment terms and are non-interest bearing. The balance due under these loan receivables was $2,676 as of December 31, 2015.

(9) Litigation

Various legal claims arise from time-to-time in the normal course of business, which, in the opinion of management, will not have a material impact on the Company. As of December 31, 2015 a total of $859,805 was accrued for legal settlements and included in accrued expenses.

(10) Members' Equity

The Company has four classes of member's interests. All classes of member's interest earn a preferred return of 11% for which any unpaid balances accrue. Class C and class D member's interest contain voting rights while class A and B contain no voting rights.

(11) Data Breach

In April of 2015, the Company became aware of a data breach in which information was stolen which allowed third parties access to encrypted processing data through select point-of-sale systems. The Company, certain vendors and card associations are in the process of identifying the number of affected systems and the potential damages that may result from the breach. At this time the Company cannot reasonably estimate a range of loss.

(12) Subsequent Events

These financial statements were approved by management and available for issuance on April 14, 2016. Subsequent events have been evaluated through this date

On April 12, 2016, the Company and its members entered into a Membership Interest Purchase Agreements and Plan of Merger ("MIPA"). This agreement's effectiveness is contingent upon certain closing conditions being met. Upon closing, the members of the Company will surrender 60% of their prior interest in the Company to the owners of the entity merging with the Company; upon completion of the merger the Company will be the Surviving Entity. The Surviving Entity will hold new term debt, subordinated debt and a revolving note payable; as a part of the MIPA proceeds from the sale of the 60% member interest will be used to repay all the pre-existing debt of the Company, other than the capital lease, and compensate the members for the (partial) sale of their interests.

The agreement can be terminated under any of the following situations:

- By mutual written agreement of all parties;
- By either party if the deal does not close within 90 days of the signing of the MIPA, presuming that such a delay was not caused by a breach of the MIPA;
- By the purchasers, as defined in the agreement upon certain material breaches of the MIPA by others; or
- By the sellers, as defined in the agreement upon certain material breaches of the MIPA by others (such a breech may entitle the sellers to a termination fee of up to $40,000,000).

. . . .

SUPPLEMENTARY INFORMATION

MSPC
Certified Public
Accountants and Advisors, P.C.

An independent firm associated with
MOORE STEPHENS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Harbortouch Payments, LLC
Allentown, Pennsylvania

We have audited the consolidated financial statements of Harbortouch Payments, LLC as of and for the year ended December 31, 2015, and our report thereon dated April 14, 2016, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated statements of selling, general and administrative expenses and earnings before interest, taxes, depreciation and amortization are presented for purposes of additional analysis and are not required parts of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MSPC
MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

Cranford, New Jersey
April 14, 2016

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

HARBORTOUCH PAYMENTS, LLC

Consolidated Statement of Selling, General and Administrative Expenses for the Year Ended December 31, 2015

Amortization	$ 40,802,743
Office Salaries	16,568,009
Outside Services	2,917,818
Research and Development	2,750,538
Promotional Equipment	1,949,187
Employee Benefits	1,849,824
Professional Fees	1,739,343
Taxes:	
Payroll	1,449,264
Property and Sales and Use	6,962
State	156,799
Advertising and Marketing	1,578,635
Rent	1,109,645
Management Fees	975,783
Depreciation	666,274
Travel	662,366
Telephone	606,100
Office Expense	606,025
Trade Shows	453,693
Printing and Reproduction	326,013
Settlements	776,391
Meals and Entertainment	320,731
Insurance	231,317
Repairs and maintenance	190,501
Postage	161,946
Dues and Subscriptions	203,446
Utilities	136,350
Bank Fees	88,955
Vehicle Expenses	79,050
Charitable Contributions	40,737
Domain Registration	23,619
Miscellaneous	48,440
Training	6,570
Licenses	6,494
Penalties	3,825
Total Selling, General and Administrative Expenses	$ 79,493,393

HARBORTOUCH PAYMENTS, LLC

Consolidated Statement of Earnings Before Interest, Taxes, Depreciation and Amortization for the Year Ended December 31, 2015

Earnings Before Interest, Taxes, Depreciation and Amortization:	
Net Loss	$ (26,416,362)
Interest Expense	32,714,151
Taxes	156,799
Depreciation	666,274
Amortization	40,802,743
Earnings Before Interest, Taxes, Depreciation and Amortization	$ 47,923,605